UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 28, 2022

(Date of Report (Date of earliest event reported))

MISO ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

561 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(ZIP Code)

626-244-8053

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Series D Preferred Stock

Series E Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

As of October 28, 2022, Kevin Morris has been terminated from the position of Chief Financial Officer of Miso Robotics, Inc. (the “Company”). Christian Huff is now serving as the Company’s Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.

Date: November 10, 2022